SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-3-100)
TRANSACTION STATEMENT UNDER
Section 13(e) of the Securities Exchange Act of 1934
and Rule 13e-3 thereunder
(Amendment No. 5)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEGASUS SOLUTIONS, INC.
(Name of the Issuer)

Pegasus Solutions, Inc.
Perseus Holding Corp.
Prides Capital Fund I, L.P.
Prides 406 Co-Invest, L.P.
Prides Capital Partners, L.L.C.

(Name of Persons Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

705906105
(CUSIP Number of Class of Securities)

John F. Davis, III President, Chief Executive Officer and Chairman Pegasus Solutions, Inc. Campbell Centre I 8350 North Central Expressway, Suite 1900 Dallas, Texas 75206 (214) 234-4000	Murray A. Indick c/o Prides Capital Partners, L.L.C. 200 High Street, Suite 700 Boston, Massachusetts 02110 (617) 778-9200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Statement)

Copies to:

Whit Roberts John B. McKnight Melissa M. Munson Locke Liddell & Sapp LLP 2200 Ross Avenue, Suite 2200 Dallas, Texas 75201 (214) 740-8000	Michael Nooney Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 251-5000

This statement is filed in connection with (check the appropriate box):

☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$161,238,339.50	$17,252.50

(1)	Pursuant to the Agreement and Plan of Merger dated as of December 19, 2005, 406 Acquisition Corp., a wholly-owned subsidiary of Perseus Holding Corp., will merge into the Registrant and each outstanding share of common stock of the Registrant will be converted into the right to receive $9.50, except for shares that are owned directly or indirectly by Perseus Holding Corp., which shares will be cancelled without any payment therefor. Pursuant to a Contribution and Voting Agreement, Prides Capital Fund I, L.P., Prides 406 Co-Invest, L.P. and affiliates of InterContinental Hotels Group PLC will contribute a total of 3,954,036 shares of common stock of the Registrant to Perseus Holding Corp. immediately prior to the merger in exchange for shares of Perseus Holding Corp. Each holder of options to acquire the Registrant’s common stock will be entitled to receive, in consideration of the cancellation of such stock options, an amount (net of applicable taxes) equal to the product of (i) the excess, if any, of $9.50 per share over the exercise price per share of common stock subject to such stock option, multiplied by (ii) the total number of shares subject to such stock option. Each holder of restricted shares that have been granted but not issued will be entitled to receive $9.50 per share. As of March 17, 2006, there were 20,804,229 shares of common stock of the Registrant issued and outstanding, and there were 419,150 shares of common stock of the Registrant subject to outstanding stock options with a weighted average exercise price of $7.61 per share (excluding stock options with an exercise price in excess of $9.50 per share). The filing fee was determined by adding (x) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transactions (calculated by subtracting 3,954,036 from 20,804,229) and (ii) the transaction consideration of $9.50 per share of Common Stock, plus (y) the product of (1) the total number of shares of Pegasus common stock subject to outstanding stock options having an exercise price less than $9.50 per share multiplied by (2) the excess of $9.50 over the weighted average exercise price for such stock options, plus (z) the product of (i) the number of shares of restricted stock granted but not issued and (ii) the transaction consideration of $9.50 per share ((x), (y) and (z) together, the “Merger Consideration”). The filing fee was calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, by multiplying the Merger Consideration by 0.000107.

(2)	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction valuation by .0002.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $17,915.55
Form or Registration No.: Schedule 14A
Filing Party: Pegasus Solutions, Inc.

Date Filed: January 13, 2006, as amended February 27, 2006, March 16, 2006, March 29, 2006, March 31, 2006 and May 4, 2006.

Introduction
     This Amendment No. 5 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (1) Pegasus Solutions, Inc., a Delaware corporation (the “Company” or “Pegasus”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Perseus Holding Corp., a Delaware corporation (“Parent”), (3) Prides Capital Fund I, L.P., the owner of Parent, (4) Prides 406 Co-Invest, L.P., an affiliate of Prides Capital Fund I, L.P. and (5) Prides Capital Partners, L.L.C., the sole general partner of Prides Capital Fund I, L.P. and Prides 406 Co-Invest, L.P. (collectively, the “Filing Persons”).

     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement. This Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 19, 2005, among the Company, Parent and 406 Acquisition Corp., a Delaware Corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), which provides for, among other things, the merger of Merger Sub with and into the Company, and the Company continuing as the surviving corporation (the “Merger”).
     The information contained in the definitive Proxy Statement filed with the Securities and Exchange Commission on March 31, 2006 (the “Proxy Statement”), including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

Item 15. Additional Information

Regulation M-A Item 1011 b

Item 15(b) is hereby amended and supplemented as follows.

(b) Other Material Information
     On Wednesday, May 3, 2006, at the special meeting of the Pegasus stockholders, the Merger Agreement was adopted by the holders of a majority of the outstanding Pegasus Common Stock entitled to vote at the special meeting.
     On May 4, 2006, Pegasus filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Merger was completed. The Merger became effective upon the filing, at which time each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger, was converted into the right to receive $9.50 in cash, without interest, other than shares held by Perseus Holding Corp. or any direct or indirect subsidiary of Perseus Holding Corp. and shares held by those of our stockholders who were entitled to and who properly exercised and perfected appraisal rights in compliance with all of the required procedures under Delaware law.
     Immediately prior to the effective time of the Merger, all outstanding options to acquire Common Stock became fully vested and immediately exercisable. In connection with the Merger, each option holder was provided the opportunity to receive cash, without interest, in an amount equal to the product of (1) the total number of shares of Common Stock subject to each stock option held by such holder multiplied by (2) the excess, if any, of $9.50 over the exercise price per share of Common Stock under such option, less any applicable withholding taxes.
     As a result of the Merger, Pegasus’s Common Stock was delisted from the Nasdaq National Market. Pegasus expects to file a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits
Regulation M-A Item 1016

Exhibit
Number	Description

(a)(1)	Proxy Statement filed with the Securities and Exchange Commission on January 13, 2006, as amended on February 27, 2006, March 16, 2006, March 29, 2006 and March 31, 2006 (incorporated by reference to the proxy statement filed by the Company on March 31, 2006.)

(a)(2)	Form of Proxy Card filed with the Securities and Exchange Commission with the Proxy Statement, as amended on February 27, 2006, March 16, 2006, March 29, 2006 and March 31, 2006 (incorporated by reference to the proxy statement filed by the Company on March 31, 2006.)

(a)(3)	Press release dated December 19, 2005 (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on December 20, 2005).

(a)(4)	Press Release, dated May 3, 2006, entitled “Pegasus Solutions Stockholders Approve Merger Agreement (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on May 4, 2006).

(a)(5)	Press Release, dated May 4, 2006, entitled “Prides Capital Partners, LLC Completes Acquisition of Pegasus Solutions, Inc. (incorporated by reference to Exhibit 99.2 of Form 8-K filed by the Company on May 4, 2006).

(b)(1)	Credit Facilities Commitment Letter, dated December 18, 2005, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and Perseus Holding Corp. (incorporated by reference to Exhibit D of Schedule 13D/A filed by Prides Capital Partners, L.L.C., Kevin A. Richardson, II, Christian Pascasiu, Charles E. McCarthy, Henry J. Lawlor, Jr., Murray A. Indick and Perseus Holding Corp. on December 20, 2005).

*(b)(2)	Credit Agreement dated as of May 4, 2006 among Perseus Holding Corp., as Parent Guarantor, Pegasus Solutions Inc., as Borrower, the several lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger.

(c)(1)	Opinion of Bear, Stearns & Co. Inc. (incorporated by reference to Annex B of the proxy statement filed by the Company on March 31, 2006).

(c)(2)	Presentation of Bear, Stearns & Co. Inc., dated December 18, 2005.

†(c)(3)	Summary of Initial Bids prepared by Bear, Stearns & Co. Inc., presented to the Company’s board of directors on June 28, 2005.

†(c)(4)	Overview of the Project Perseus Process, prepared by Bear, Stearns & Co. Inc., presented to the Company’s board of directors dated August 17, 2005.

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2005, among Perseus Holding Corp., 406 Acquisition Corp., and Pegasus Solutions, Inc., (incorporated by reference to Annex A of the proxy statement filed by the Company on March 31, 2006).

(d)(2)	Second Amended and Restated Contribution and Voting Agreement, dated as of March 16, 2006, among Prides Capital Fund I, L.P., Prides 406 Co-Invest, L.P., Perseus Holding Corp., Inter-Continental Hotels Corporation and Six Continents Hotels, Inc. (incorporated by reference to Annex C to the proxy statement filed by the Company on March 31, 2006).

(d)(3)	Guaranty dated as of December 19, 2005, between Pegasus Solutions, Inc. and Prides Capital Fund I, L.P. (incorporated by reference to Exhibit 2.2 of Form 8-K filed by Pegasus Solutions, Inc. on December 20, 2005).

(d)(4)	Subscription Agreement, accepted as of December 19, 2005, between The Witches Rock Portfolio, Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(a) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(5)	Subscription Agreement, accepted as of December 19, 2005, between The Tudor BVI Global Portfolio Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(b) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(6)	Subscription Agreement, accepted as of December 19, 2005, between Tudor Proprietary Trading, L.L.C. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(c) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(7)	Subscription Agreement, accepted as of December 19, 2005, between The Raptor Global Portfolio Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(d) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(8)	Subscription Agreement, accepted as of December 19, 2005, between The Altar Rock Fund L.P. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(e) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(9)	Agreements between John F. Davis, III and Prides Capital Partners, L.L.C., dated as of January 13, 2006, and between each of Robert J. Boles, Jr., and Susan K. Conner, and Prides Capital Partners, L.L.C., dated as of December 19, 2005 (incorporated by reference to Annex F of the proxy statement filed by the Company on March 31, 2006).

(d)(10)	Form of Stockholders Agreement by and among Perseus Holding Corp., Prides Capital Fund I, L.P., Prides Co-Invest, L.P. and the other stockholders listed on the signature pages thereto (incorporated by reference to Annex D of the proxy statement filed by the Company on March 31, 2006).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex G of the proxy statement filed by the Company on March 31, 2006).

(g)(1)	None.

*	Filed herewith. All other documents previously filed.
†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment submitted to the SEC.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of May 4, 2006

PEGASUS SOLUTIONS, INC.

By:	/s/ John F. Davis, III

Name:	John F. Davis, III

Title:	Chief Executive Officer

PERSEUS HOLDING CORP.

By:	/s/ Murray Indick

Name:	Murray Indick
Title:	President, Assistant Secretary and Assistant Treasurer

406 ACQUISITION CORP.

By:	/s/ Murray Indick

Name:	Murray Indick
Title:	President, Assistant Secretary and Assistant Treasurer

PRIDES CAPITAL FUND I, L.P.

By:	Prides Capital Partners, L.L.C., its general partner

/s/ Murray Indick

Name: Murray Indick
Title: Managing Member

PRIDES 406 CO-INVEST, L.P.

By:	Prides Capital Partners, L.L.C., its general partner

/s/ Murray Indick

Name: Murray Indick
Title: Managing Member

PRIDES CAPITAL PARTNERS, L.L.C.

By:	/s/ Murray Indick

Name: Murray Indick
Title: Managing Member

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Proxy Statement filed with the Securities and Exchange Commission on January 13, 2006, as amended on February 27, 2006, March 16, 2006, March 29, 2006 and March 31, 2006 (incorporated by reference to the proxy statement filed by the Company on March 31, 2006.)

(a)(2)	Form of Proxy Card filed with the Securities and Exchange Commission with the Proxy Statement, as amended on February 27, 2006, March 16, 2006, March 29, 2006 and March 31, 2006 (incorporated by reference to the proxy statement filed by the Company on March 31, 2006.)

(a)(3)	Press release dated December 19, 2005 (incorporated by reference to Exhibit 99.1. on Form 8-K filed by the Company on December 20, 2005).

(a)(4)	Press Release, dated May 3, 2006, entitled “Pegasus Solutions Stockholders Approve Merger Agreement (incorporated by reference to Exhibit 99.1 of Form 8-K filed by the Company on May 4, 2006).

(a)(5)	Press Release, dated May 4, 2006, entitled “Prides Capital Partners, LLC Completes Acquisition of Pegasus Solutions, Inc. (incorporated by reference to Exhibit 99.2 of Form 8-K filed by the Company on May 4, 2006).

(b)(1)	Credit Facilities Commitment Letter, dated December 18, 2005, among JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc. and Perseus Holding Corp. (incorporated by reference to Exhibit D of Schedule 13D/A filed by Prides Capital Partners, L.L.C., Kevin A. Richardson, II, Christian Pascasiu, Charles E. McCarthy, Henry J. Lawlor, Jr., Murray A. Indick and Perseus Holding Corp. on December 20, 2005).

*(b)(2)	Credit Agreement dated as of May 4, 2006 among Perseus Holding Corp., as Parent Guarantor, Pegasus Solutions Inc., as Borrower, the several lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent and J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger.

(c)(1)	Opinion of Bear, Stearns & Co. Inc. (incorporated by reference to Annex B of the proxy statement filed by the Company on March 31, 2006).

(c)(2)	Presentation of Bear, Stearns & Co. Inc., dated December 18, 2005.

†(c)(3)	Summary of Initial Bids prepared by Bear, Stearns & Co. Inc., presented to the Company’s board of directors on June 28, 2005.

†(c)(4)	Overview of the Project Perseus Process, prepared by Bear, Stearns & Co. Inc., presented to the Company’s board of directors dated August 17, 2005.

(d)(1)	Agreement and Plan of Merger, dated as of December 19, 2005, among Perseus Holding Corp., 406 Acquisition Corp., and Pegasus Solutions, Inc., (incorporated by reference to Annex A of the proxy statement filed by the Company on March 31, 2006).

(d)(2)	Second Amended and Restated Contribution and Voting Agreement, dated as of March 16, 2006, among Prides Capital Fund I, L.P., Prides 406 Co-Invest, L.P., Perseus Holding Corp., Inter-Continental Hotels Corporation and Six Continents Hotels, Inc. (incorporated by reference to Annex C to the proxy statement filed by the Company on March 31, 2006).

(d)(3)	Guaranty dated as of December 19, 2005, between Pegasus Solutions, Inc. and Prides Capital Fund I, L.P. (incorporated by reference to Exhibit 2.2 of Form 8-K filed by Pegasus Solutions, Inc. on December 20, 2005).

(d)(4)	Subscription Agreement, accepted as of December 19, 2005, between The Witches Rock Portfolio, Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(a) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(5)	Subscription Agreement, accepted as of December 19, 2005, between The Tudor BVI Global Portfolio Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(b) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(6)	Subscription Agreement, accepted as of December 19, 2005, between Tudor Proprietary Trading, L.L.C. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(c) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(7)	Subscription Agreement, accepted as of December 19, 2005, between The Raptor Global Portfolio Ltd. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(d) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(8)	Subscription Agreement, accepted as of December 19, 2005, between The Altar Rock Fund L.P. and Prides 406 Co-Invest, L.P. (incorporated by reference to Exhibit A(e) of Schedule 13D filed by Tudor Investment Corporation, Tudor Proprietary Trading, L.L.C., Paul Tudor Jones, II, The Tudor BVI Global Portfolio Ltd., Witches Rock Portfolio Ltd., The Raptor Global Portfolio Ltd., and The Altar Rock Fund L.P. on December 20, 2005).

(d)(9)	Agreements between John F. Davis, III and Prides Capital Partners, L.L.C., dated as of January 13, 2006, and between each of Robert J. Boles, Jr., and Susan K. Conner, and Prides Capital Partners, L.L.C., dated as of December 19, 2005 (incorporated by reference to Annex F of the proxy statement filed by the Company on March 31, 2006).

(d)(10)	Form of Stockholders Agreement by and among Perseus Holding Corp., Prides Capital Fund I, L.P., Prides Co-Invest, L.P. and the other stockholders listed on the signature pages thereto (incorporated by reference to Annex D of the proxy statement filed by the Company on March 31, 2006).

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Annex G of the proxy statement filed by the Company on March 31, 2006).

(g)(1)	None.

*	Filed herewith. All other documents previously filed.
†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment submitted to the SEC.